

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

July 24, 2009

Dale A. Schwieterman
Chief Financial Officer
Cardinal Ethanol, LLC
1554 N. County Road 600 E.
Union City, Indiana 47390

      RE: **Cardinal Ethanol, LLC**
                 Form 10-KSB for Fiscal Year Ended September 30, 2008
                 Forms 10-Q for Fiscal Quarters Ended December 31, 2008 and
                 March 31, 2009
                 File No. 0-53036

Dear Mr. Schwieterman:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

                     Sincerely,

                     John Hartz
                     Senior Assistant
                     Chief Accountant